UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

     Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

RARE Hospitality International, Inc.
(Name of Subject Company)

Surf & Turf Merger Corp.,
a wholly owned subsidiary of

Darden Restaurants, Inc.
(Name of Filing Person—Offerors)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

753820109
(CUSIP Number of Class of Securities)

Paula J. Shives, Esq.
Senior Vice President, General Counsel & Secretary
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809
Telephone: (407) 245-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,313,138,336.30	$40,313.35

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $38.15 per share by
34,420,402, the number of shares of common stock, no par value per share (“Shares”), of RARE Hospitality International, Inc. (“RARE”)
outstanding on a fully diluted basis as of August 15, 2007, as represented by RARE in the Agreement and Plan of Merger with Darden
Restaurants, Inc. (“Darden”), which Shares consist of (a) 30,627,146 Shares issued and outstanding, (b) 3,662,868 Shares subject to issuance upon exercise of outstanding options and (c) 130,388 performance-based restricted stock units outstanding.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,313.35.	Filing Party: Darden Restaurants, Inc. and Surf & Turf Merger Corp.
Form or Registration No.: Schedule TO.	Date Filed: August 31, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on August 31, 2007, as amended by Amendment No. 1 filed on September 14, 2007 and by Amendment No. 2 filed on September 24, 2007 (as amended, the “Schedule TO”), by Darden Restaurants, Inc., a Florida corporation (“Darden” or “the Company”), and Surf & Turf Merger Corp., a Georgia corporation and wholly owned subsidiary of Darden (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of RARE Hospitality International, Inc., a Georgia corporation (“RARE”), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated November 4, 1997, by and between RARE and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended, at a price per share equal to $38.15, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 16, 2007 (the “Merger Agreement”), among Darden, Offeror and RARE.

     All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended by adding thereto the following:

“The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of Friday, September 28, 2007. According to Wells Fargo Bank, NA., the depositary for the Offer, as of such time, a total of 26,991,599 Shares (excluding Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not withdrawn, representing approximately 85.646% of all outstanding Shares. Including the 4,744,178 Shares tendered under guaranteed delivery procedures, more than 90% of the outstanding Shares were tendered in the Offer. Pursuant to the terms of the Offer, Offeror has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for such Shares is expected to be made promptly.

On October 1, 2007, Darden and RARE issued a joint press release announcing the completion of the initial offering period of the Offer.

On October 1, 2007, Offeror exercised its option under the Merger Agreement (the “Merger Option”) to acquire from RARE a number of additional Shares for $38.15 per Share in cash, so that it would hold more than 90% of the outstanding Shares after giving effect to the issuance of Shares pursuant to the Merger Option. The closing of the issuance of Shares pursuant to the Merger Option occurred on October 1, 2007.

On October 1, 2007, pursuant to a “short-form” merger procedure available under Georgia law, Offeror filed a Certificate of Merger with the Secretary of State of the State of Georgia whereupon the Merger became effective. In the Merger, each remaining Share was cancelled and (except for Shares purchased in the Offer and certain other shares) converted into the right to receive $38.15 per share in cash, without interest. Effective as of the close of trading on October 1, 2007, the Shares will no longer be traded on NASDAQ.

The full text of the joint press release issued by Darden and RARE is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

“ (a)(1)(A)	Offer to Purchase, dated August 31, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Joint Press Release Issued by Darden and RARE, dated August 16, 2007, announcing the execution of the Agreement and Plan of Merger among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to Exhibit 99.01 to the Form 8-K filed by Darden on August 16, 2007).

(a)(5)(B)	Transcript of the Investor Call on August 17, 2007 regarding announcement of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Darden on August 17, 2007).

(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on August 31, 2007.

(a)(5)(D)	Joint Press Release Issued by Darden and RARE, dated August 31, 2007, announcing the commencement of the Offer and of the Consent Solicitation.

(a)(5)(E)	Joint Press Release Issued by Darden and RARE, dated September 14, 2007, announcing early termination of the waiting period under the HSR Act.

(a)(5)(F)	Joint Press Release Issued by Darden and RARE, dated October 1, 2007, announcing completion of initial offering period.

(b)(1)	$750,000,000 Credit Agreement, dated as of September 20, 2007, among Darden Restaurants,
Inc., as Borrower, Bank of America, N.A., as Administrative Agent, SunTrust Bank, as Co-
Syndication Agent, Wachovia Bank, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as
Documentation Agent and the Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Darden on September 24, 2007).

(b)(2)	$1,150,000,000 364-Day Credit Agreement, dated as of September 20, 2007, among Darden
Restaurants, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, and the Other
Lenders Party Thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by
Darden on September 24, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to Exhibit 2.01 to the Form 8-K filed by Darden on August 17, 2007).”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007

DARDEN RESTAURANTS, INC.

By: /s/ Paula J. Shives
NAME:	Paula J. Shives
TITLE:	Senior Vice President, General Counsel and
Secretary

SURF & TURF MERGER CORP.

By: /s/ Paula J. Shives
NAME:	Paula J. Shives
TITLE:	Vice President and Secretary

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated August 31, 2007.

* (a)(1)(B)	Form of Letter of Transmittal.

* (a)(1)(C)	Form of Notice of Guaranteed Delivery.

* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees.

* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

* (a)(5)(A)	Joint Press Release Issued by Darden and RARE, dated August 16, 2007, announcing the execution of the Agreement and Plan of Merger among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to Exhibit 99.01 to the Form 8-K filed by Darden on August 16, 2007).

* (a)(5)(B)	Transcript of the Investor Call on August 17, 2007 regarding announcement of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Darden on August 17, 2007).

* (a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on August 31, 2007.

* (a)(5)(D)	Joint Press Release Issued by Darden and RARE, dated August 31, 2007, announcing the commencement of the Offer and of the Consent Solicitation.

* (a)(5)(E)	Joint Press Release Issued by Darden and RARE, dated September 14, 2007, announcing early termination of the waiting period under the HSR Act.

(a)(5)(F)	Joint Press Release Issued by Darden and RARE, dated October 1, 2007, announcing completion of initial offering period.

* (b)(1)	$750,000,000 Credit Agreement, dated as of September 20, 2007, among Darden Restaurants,
Inc., as Borrower, Bank of America, N.A., as Administrative Agent, SunTrust Bank, as Co-
Syndication Agent, Wachovia Bank, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as
Documentation Agent and the Lenders Party Thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Darden on September 24, 2007).

* (b)(2)	$1,150,000,000 364-Day Credit Agreement, dated as of September 20, 2007, among Darden
Restaurants, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, and the Other
Lenders Party Thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by
Darden on September 24, 2007).

* (d)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to Exhibit 2.01 to the Form 8-K filed by Darden on August 17, 2007).

* Previously filed.